UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40543

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Pop Culture Group Co., Ltd

(Registrant’s Name)

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Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Information Contained in this Form 6-K Report

Pop Culture Group Co., Ltd (the “Company”), today announced that it will hold an Extraordinary General Meeting of the Shareholders on October 22, 2026 (the “Meeting”).

The Meeting will be held on October 22, 2026, at 9:30 A.M., Eastern Time (October 22, 2026, at 9:30 P.M., local time). The Meeting will take place at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China. The matters to be voted on at the meeting are set forth in this Form 6-K filed with the U.S. Securities and Exchange Commission on October 9, 2026. Shareholders of record on October 5, 2026 will be eligible to vote at this meeting.

In connection with the Meeting, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2026 Extraordinary General Meeting, dated October 9, 2026, to be mailed to shareholders of the Company in connection with the 2026 Extraordinary General Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd
Date: October 9, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer